UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 18)*

Twenty-First Century Fox, Inc.

(Name of Issuer)

Class B Common Stock

(Title of Class of Securities)

90130A200

(CUSIP Number)

March 20, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90130A200	13G

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON Cruden Financial Services LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0*
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (all of which are owned directly by the Murdoch Family Trust)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0% - See Item 4
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Cruden Financial Services LLC is the sole trustee of the Murdoch Family Trust, the owner of the Shares (as hereinafter defined).

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON Murdoch Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0*
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0% - See Item 4
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
.

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON K. Rupert Murdoch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0% - See Item 4
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Represents Shares owned by the Murdoch Family Trust, which acts through its trustee, Cruden Financial Services LLC. See Item 4.

This statement relates to the beneficial ownership of Shares of Twenty-First Century Fox, Inc. (the “Company” or “Issuer”) by the Murdoch Family Trust, Cruden Financial Services LLC (the trustee of the Murdoch Family Trust, “Cruden Financial Services”), and by K. Rupert Murdoch, and further amends the previously filed statements on Schedule 13G.

Item 1(a)	Name of Issuer:

Twenty-First Century Fox, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

1211 Avenue of the Americas

New York, NY 10036

Item 2(a)	Name of Person Filing:

Cruden Financial Services LLC

Murdoch Family Trust

K. Rupert Murdoch

Item 2(b)	Address of Principal Business Office, or, if None, Residence:

Cruden Financial Services LLC

c/o McDonald Carano, LLP

100 W. Liberty Street

10th Floor

Reno, NV

89501

Murdoch Family Trust

c/o McDonald Carano, LLP

100 W. Liberty Street

10th Floor

Reno, NV

89501

K. Rupert Murdoch

c/o Fox Corporation

1211 Avenue of the Americas

New York, New York 10036

Item 2(c)	Citizenship:

Cruden Financial Services LLC is formed under the laws of Delaware.

Murdoch Family Trust is governed by the laws of Nevada.

Mr. Murdoch is a United States citizen.

Item 2(d)	Title of Class of Securities:

Twenty-First Century Fox, Inc. Class B Common Stock (“Shares”)

Item 2(e)	CUSIP Number:

90130A200

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4	Ownership:

Cruden Financial Services LLC

(a)	Amount beneficially owned: 0

(b)	Percent of class: 0.0%

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0*

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 0*

(iv) Shared power to dispose or to direct the disposition of: 0

*	Cruden Financial Services LLC is the sole trustee of the Murdoch Family Trust, the owner of the Shares.

Murdoch Family Trust

(a)	Amount beneficially owned: 0

(b)	Percent of class: 0.0%

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0*

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 0*

(iv) Shared power to dispose or to direct the disposition of: 0

*	The Murdoch Family Trust acts through its trustee, Cruden Financial Services LLC.

K. Rupert Murdoch

(a)	Amount beneficially owned: 0

(b)	Percent of class: 0.0%

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 0*

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 0*

*	Represents Shares owned by the Murdoch Family Trust which acts through its trustee, Cruden Financial Services LLC.

As of March 20, 2019, Cruden Financial Services no longer beneficially owned any Shares. Shares that were beneficially owned by Cruden Financial Services were also beneficially owned by the Murdoch Family Trust. Cruden Financial Services had the power to vote and to dispose or direct the vote and disposition of Shares previously owned by the Murdoch Family Trust. Cruden Financial Services, the sole trustee of the Murdoch Family Trust, is a Delaware limited liability company with six directors.

As of March 20, 2019, the Murdoch Family Trust no longer beneficially owned any Shares. The Murdoch Family Trust is a trust governed by Nevada law whose trustee is Cruden Financial Services. Cruden Financial Services, as sole trustee, had the power to vote and to dispose or direct the vote and disposition of Shares previously owned by the Murdoch Family Trust.

As of March 20, 2019, K. Rupert Murdoch no longer beneficially owned any Shares. A portion of the Shares that were previously beneficially owned by K. Rupert Murdoch were directly owned by the Murdoch Family Trust. Cruden Financial Services had the power to vote and to dispose or direct the vote and disposition of Shares previously owned by the Murdoch Family Trust. As a result of Mr. Murdoch’s ability to appoint certain members of the board of directors of Cruden Financial Services, the corporate trustee of the Murdoch Family Trust, Mr. Murdoch may have been deemed the beneficial owner of Shares previously beneficially owned by the Murdoch Family Trust. Mr. Murdoch, however, disclaims any beneficial ownership of such Shares.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

See Item 4.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certifications:

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 21, 2019

CRUDEN FINANCIAL SERVICES LLC

	By:	/s/ David F. DeVoe
Name: David F. DeVoe
Title: President

MURDOCH FAMILY TRUST

	By:	/s/ David F. DeVoe
Cruden Financial Services LLC, Trustee
Name: David F. DeVoe
Title: President

	Name:	/s/ K. Rupert Murdoch
K. Rupert Murdoch